ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

300-A S. Front Street

Kyle, Texas 78640

Telephone: 512.921.7157

Fax: 512.268.2766

November 6, 2008

VIA EDGAR and

FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

Attention: Reid Hooper

RE:	Electronic Kourseware International, Inc.

Form 10-12g

File No. 000-53242

Dear Mr. Hooper:

This letter responds to the Commission staff’s comment letter dated October 23, 2008, to our client, Electronic Kourseware International, Inc. Today we are filing Amendment No. 1 to the referenced Form 10-12g, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are four copies of this amendment, marked to show changes from the original filings and cross-referenced in the right margins to indicate revisions made in response to comments.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or person under the federal securities laws of the United States.

Reid Hooper

November 6, 2008

The following numbered responses correspond to the numbered comments in your October 23 letter. Page references in this letter are to the unmarked versions of the registration statement and annual report as filed via EDGAR.

General

1.

Tell us why Paragon Capital should not be considered a “promoter” of the company, as that term is defined in Rule 405 of Regulation C. If you agree that Paragon should be deemed a promoter of the company, please revise your disclosure to reflect Paragon as a promoter of the company and include the information required by Item 401 of Regulation S-K.

Response: Paragon Capital has not taken the initiative in founding or organizing the company. The company has existed in its current form conducting its current business since 1997. During its more than ten years of operations in its current organizational format, the company has financed its operations from cash flow and from its bank credit arrangements, and Paragon Capital has neither provided funds or property to, nor received funds, property or securities from, the company, except for the advances from Paragon Capital to the company for registration expenses in 2008.

Paragon Capital has agreed to invest cash in the business under the terms of the Stock Purchase Agreement, as amended, and Paragon Capital has advanced funds to facilitate registration under the Exchange Act and quotation on the OTC Bulletin Board, but it has not participated in the management of the company in any way and had nothing to do with its founding, organization or current operations. While it is hoped that the company will benefit from the Paragon Capital investment as well as any future assistance obtained from Paragon Capital and its relationships within the investment banking business, the Paragon Capital investment is not expected to fundamentally change company operations. Section 5.1(f) of the stock purchase agreement specifically provides:

“Prior to Closing, other than its current business the Company shall not engage in any other business or have any other activity between the date of execution of this Agreement and the Closing without the written approval of the Purchaser. Specifically, prior to Closing the Company will not spin off or change its business operations without the prior written consent of the Purchaser.”

For these reasons we have concluded that Paragon is not a promoter of our company under Rule 405 of Regulation C.

Please also note that, with the exception of the stock purchase agreement that is described in the Form 10, there have been no transactions between the company

Reid Hooper

November 6, 2008

and Paragon Capital, so designation of Paragon Capital as a promoter would not result in any additional disclosures under Item 7 of Form 10.

We believe that the more appropriate place to report the information that would be required from Paragon Capital, similar to that which would be required if it were a promoter under Rule 405 of Regulation C, would be via a Schedule 13D filing by Paragon Capital itself, upon registration of the company under Section 12(g) of the Exchange Act.

Item 1._____Business

Stock Purchase Agreement

2.

We note the disclosure regarding your expectation to use the proceeds from the Stock Purchase Agreement with Paragon Capital, LP. Please revise to provide more detail on the expected investment plan in working capital and the expansion of your marketing efforts, including in this section a discussion of the material geographic markets in which you currently operate and into which you plan to expand.

Response: See page 2. We added details on the planned use of proceeds from the Paragon Capital investment. Our marketing efforts are to schools nationwide and are not concentrated on a particular area. Expansion of our marketing efforts involves development of a proprietary website rather than changing or expanding a geographic focus.

3.	Clarify what the conditions are to closing the Stock Purchase Agreement. Clarify whether such conditions are solely in the control of Paragon.

Response: See page 2-3. We added a detailed explanation of the conditions to closing. Paragon Capital is obligated to close if the company satisfies its conditions to closing, and none of those conditions are solely within the control of Paragon Capital. We included a statement to that effect in the Form 10.

Item 4._____Security Ownership of Certain Beneficial Owners and Management.

4.

We note your disclosure that your officers and directors as a group beneficially own 257,092,999 shares. We also note that Paragon has agreed to purchase 257,092,999 shares of common stock from the company. Clarify whether Paragon Capital will be purchasing management’s shares.

Response: See pages 4 and 7. Paragon Capital will purchase shares directly from the company, not from management. We added a description of the expected ownership of the company after completion of the Paragon Capital stock

Reid Hooper

November 6, 2008

purchase. We added a discussion under Risk Factors of the fact that, after the Paragon stock purchase, the directors will no longer own a majority of the outstanding common stock.

Item 10._____Recent Sales of Unregistered Securities

5.	Identify the three accredited investors who purchased 66,666,666 shares in February 2007.

Response: See page 10. We have identified the three investors.

6.	Revise this section to discuss the shares sold to Paragon.

Response: See page 10. The company has not sold any shares to Paragon Capital, but in response to this comment we have included in this section a reference to the pending stock purchase agreement.

Financial Statements for the Year Ended December 31, 2007

Notes to Financial Statements

Note 1. Revenue Recognition

7.

We note that you recognize revenue when goods are shipped to the customer. Please expand your revenue recognition policy to describe the major terms of your sales arrangements and those factors that lead to revenue recognition upon shipment.

Response: See pages 19 and 29. We recognize revenue from product sales when the four criteria of SAB 104 are met. Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Product sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue, are estimated using historical experience. We have clarified our revenue recognition policy and described the major terms of our sales arrangements.

8.

We note that you record revenue from equipment leases made to Science Lab-in-a-Box customers on a monthly basis. Please tell us in more detail about these leasing arrangements and your basis for revenue recognition.

Response: See pages 19 and 29. The Science Lab-in-a-Box products consist of equipment and curricula that are leased to individuals and schools. Revenue from equipment leases made to Science Labs-in-a-Box customers is recognized

Reid Hooper

November 6, 2008

ratably over each customers monthly subscription period. Customers are required to pre-pay for one month of service at the beginning of each month. Customers return the equipment when they have completed the lesson. We have clarified our revenue recognition policy and described the major terms of our leasing arrangements.

Note 9. Related Party Transaction

9.

We note that you issued 249,999,999 shares of common stock to the Board of Directors in the first quarter of 2007. It appears that you assigned a fair value of $0.001 to each share the [sic} issued. Please tell us how you determined the fair value of the common stock issued and how you calculated the stock-based compensation expense.

Response: See pages 24 and 33. The common stock issued to the board members of EKI was issued on March 1, 2007. We realize that the valuation of these shares must be done on the basis of their fair market value.

At the time of the issuance of these shares, the common stock of EKI was traded on the pink sheets OTC market under the ticker symbol EKII. During this time, the trading volume was very light with most days experiencing a volume of 0 shares traded with a high trading day of just over 1,000,000 shares representing less than 1% of the shares outstanding.

We understand that typically, the fair market value of an issuance of shares is generally determined using the quoted market price of the equity security as of the date of the transaction.

We believe that the Pink Sheets OTC market does not provide the same ease of liquidity or the ability for obtaining future financings as a listing on the NYSE, AMEX or NASDAQ National Market exchanges. The liquidity of our stock was further limited due to it being classified as a “penny stock” which is subject to stringent disclosure and trading rules. Accordingly, we determined that our stock was thinly traded. Within our trading history, our stock has share price changes which have little to no correlation to our operating history. During the three months prior to and after the issuance of the shares, our stock price traded in a range of $0.025 to $0.07 per share. The stock price on the date of the issuance of new stock was $0.05 with 0 shares trading. Using this value as the fair market value, the value of the issued shares would be $12,500,000. We believe that this would be inaccurate.

The “fair value” of an entity can also be defined as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

Reid Hooper

November 6, 2008

As disclosed in the notes to the financial statements, EKI entered into an agreement to sell 257,092,999 shares of common stock to Paragon Capital for $250,000 on December 31, 2007. We believe this transaction is a fair representation of the fair value of the Company’s common stock. There was no substantive change in the operations of EKI between the issuance of the common stock to the board members of EKI in March 2007 and the time that EKI and Paragon Capital entered into a contract to sell a substantially equal number of shares to Paragon Capital in December 2007. Therefore we believe, the price paid by Paragon Capital for these shares represents the fair market value of the shares issued to the board members of EKI. Since this transaction would issue 257,092,999 shares to Paragon Capital in consideration for $250,000, we determined that the issuance of 249,999,999 shares of stock to the board members would be of equal value, or $0.001 per share. While the transactions did not occur on the same date, we feel that this transaction is representative of the fair value of the for the shares of stock that were issued to the board members. We have revised Note 9 of the financial statements to reflect this valuation methodology.

I trust that the foregoing information completely responds to your comments. Please contact us through our attorney, Lee Polson (telephone 512.499.3626; fax 512.499.5719; email lee.polson@strasburger.com) if you have questions or require additional information.

Very truly yours,

Electronic Kourseware International, Inc.

/s/ Phillip Greer

By: Phillip Greer, Chief Executive Officer